UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURTIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934









                  FUJI ELECTROCELL CORPORATION
     (Exact name of registrant as specified in its charter)







Nevada                                            33-0199082
(State of organization) (I.R.S. Employer Identification No.)

1839 S.E. Port Saint Lucie Blvd., Port Saint Lucie, FL 34952
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 732-2253

Registrant's Attorney: Daniel G. Chapman, Esq., 3360 W. Sahara
Ave, Suite 200, Las Vegas, NV 89102, (702) 732-2253

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share

                             PART I

ITEM 1.   BUSINESS

                           Background

Fuji Electrocell Corporation (the "Company") is a Nevada corporation formed on September 11, 1981 as the "Controlled Combustion Corp." Its original purpose was to design, develop, and build a pyrolitic plant, using and licensing the technology specified in US Patent 3,838,013, rights to which were owned by one of the founders. Because of the enormous costs involved in developing the plant, the Company abandoned its original purpose in October, 1992. The Company's name was changed to Fuji Electrocell Corporation on June 25, 1986 in connection with the company receiving an assignment of the right to market the Fuji brand of batteries in the United States. This assignment terminated on July 31, 1996 and was not renewed. It is believed that the Company did distribute batteries under this contract. The Company's principal place of business is located at 1839 SE Port Saint Lucie Blvd., Port Saint Lucie, FL 34952.

The Company originally issued 22,500 shares of its common stock to the three founders, then issued an additional 4,500 shares to eleven investors. By April, 1983, these fourteen shareholders, by gift or sale, transferred certain of their shares to approximately 90 additional persons, in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act of 1933 as amended (the "Securities Act"). On June 25, 1986, the Company's Articles were amended to increase the authorized capital stock to Fifty Million Shares from Fifty Thousand. The Company then authorized a 100:1 forward stock split. On July 29, 1986, the Company issued 6,300,000 shares of its common stock for the interests in the Fuji Electrocell Battery. In April, 1987, the Board issued 15,000,000 restricted shares to a then-director to be used as collateral for a loan to be obtained by that director for the benefit of the Company. Additional restricted shares were issued by previous board members through 1992. Current management has not been able to locate records concerning those issues, but it is believed that previous management relied upon exemptions provided by
Section 4(2) of the Securities Act.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company for acquisition or merger and does not intend to limit potential acquisition candidates to any particular field or industry, but does retain the right to limit acquisition or merger candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

                          Risk Factors

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable target company. There is no assurance that the Company will identify a target company or complete a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible target companies and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance that the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, and without which the Company would not consider a business combination in any form with such. Accordingly, the Company may enter into a business combination with a target company having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

LACK   OF  DIVERSIFICATION.  In  all  likelihood,  the  Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY TARGET COMPANIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive target companies may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

ITEM 2.   PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD-LOOKING STATEMENTS

This registration statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements that are included in this registration statement other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this registration statement, including, without limitation, in conjunction with those forward-looking statements contained in this registration statement

                   Plan of Operation - General

The Company's plan is to seek, investigate and, if such investigation warrants, acquire an interest in one or more target companies presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promoter of the Company has had any material discussions with any other company with respect to any acquisition for that company. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in business venture of virtually any kind or nature. The discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in searching for and entering into a business combination. None of the officers and directors of the Company has had any experience in the proposed business of the Company.

Management anticipates that it will only participate in one potential business venture. This lack of diversification should be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business combination with a firm which only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business combination may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

The Company anticipates that the selection of a combination in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee (if there are any in the future), officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

Paying a finder's fee to an insider could give rise to a conflict of interest. The Company's board of directors considers such payment, together with any profit on the equity interest held by insiders, to constitute payment for the insiders' services, especially given that Management serves without compensation. To provide further safeguards for the shareholders, however, the Company's board will ensure that any finder's fee paid to an insider is "earned" in the sense that the work performed by the insider is equivalent to the amount of work typically performed by an independent third party seeking such fees. Additionally, the insider is not permitted to be a 5% shareholder, officer, or director of the target company. The finder's fee, whether paid to insiders or to an independent third party, may be paid from the revenues or other funds provided by the target company.

As part of any transaction, the acquired company may require that Management or other stockholders of the Company sell all or a portion of their shares to the acquired company, or to the principals of the acquired company. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock. The Company's funds are not expected to be used for any stock purchase from insiders. (Although such repurchase may be required in order to complete a business combination, whether for tax purposes or otherwise, Management does not anticipate that such transactions will arise). The Company's shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than the market value, the potential of a stock sale by management will not be a material factor in their decision to enter a specific transaction. Management will treat all shares of the Company as equal in such a transaction. Management will not negotiate for the purchase or other special treatment of shares held by insiders in a business combination.

The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payments of cash or property are excepted to be received by Management in connection with any acquisition.

The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the service of such persons. Company policy does, however, permit a merger or other business combination with an entity in which the Company's management, or their affiliates or associates have an ownership interest. Such a target company will be evaluated by the Company's board of directors as discussed herein, with the interested individuals prohibited from voting to accept or reject the combination. At this time, no such entities have been proposed or identified.

The Company has insufficient capital with which to provide the owners of target companies with any significant cash or other assets. However, management believes the Company will offer owners of target companies the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the target companies will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a target company, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a target company. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

                    Sources of Opportunities

The Company anticipates that business for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has not devised any notices or advertisements to assist in its search for a target company, nor is any such notice or advertisement proposed, other than a web-site which will advertise the Company's availability. While the Company may acquire or merge with a company in which the Company's management, promoters, shareholders, or their affiliates or associates directly or indirectly have an ownership interest, no finder's fee may be paid to such insiders who are deemed control persons of the target company.

The Company will seek a potential target company from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than 5-10 hours per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full-time investigating and closing any acquisition for a period of two weeks. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

                   Evaluation of Opportunities

The analysis of new target companies will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective target companies which may be brought to its attention through present associations with management. In analyzing prospective target companies, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the combination as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be able to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

                  Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders. It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicated, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of
the   Company's   limited  financial  resources  and   management
expertise.

The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

The Company will not have sufficient funds to undertake any significant development, marketing and manufacturing of any products which may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing (including private placements of restricted stock or a public offering of common stock), or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

It is anticipated that the investigation of specific target companies and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific combination the cost therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific combination, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

Management believes that the Company may be able to benefit from the use of "leverage" in the acquisition of a target company. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transaction, the Company would be required to use less of its available funds for acquiring the target company and, therefore, could commit those funds to the operations of the target company, to acquisition of other business opportunities, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the target company to be acquired. If the target company acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that target company, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a target company, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the target company held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

                           Management

The Company's Management consist of the executive officers and directors identified below (see "Item 5. - Directors and Executive Officer"). These individuals do not have any prior experience in dealing with blank-check companies, and are not involved with any other blank-check companies that could compete with this Company. There are no arrangements, agreements, or understandings in which non-management shareholders participate in or influence the management of the Company's affairs.

Management has not intentions of issuing or selling new securities of the Company prior to the identification of a target company for a business combination. In addition, the Company will not issue any securities to executive officers, directors, or promoters, or to their affiliates.

Management has agreed to advance additional funds to the Company as needed for operating capital or to enable the Company to search for or complete a business combination with a target company. There is no arrangement in place for repaying Management for these funds, and all advances are made without expectation of repayment, unless the owners of a target company agree to repay all or a portion of these advances. The Company does not intend to issue equity or incur debt in order to repay Management for these advances, or for any other reasons.

                           Competition

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be a significant competitive disadvantage vis-a-vis the Company's competitors.

                      Year 2000 Compliance

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.

                     Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

The Company intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

                            Employees

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management").

ITEM 3.   DESCRIPTION OF PROPERTIES.

The Company has the use of a limited amount of office space from Rick Oldfield, at no cost to the Company. The Company pays its own charges for long distance telephone calls and other secretarial, photocopying, and similar expenses. There is no rental agreement or other costs for these services.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following tables set forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group.

a) Security Ownership of Certain Beneficial Owners



Title of  Name and Address of     Amount and        Percent of Class
Class     Beneficial Owner        Nature of
                                  Beneficial
                                  Ownership
Common    Alan R. & Sharon A.     4,278,201         13.04%
          Kipnis
          20529 Dumont St.
          Woodland Hills, CA
          91364
Common    Midwest Securities      4,069,313         12.40%
          Trust Co.
          P.O. Box 1099
          Chicago, IL 60690
Common    Richard J. Oldfield     6,663,102         20.31%
          1839 S.E. Port Saint
          Lucie Blvd.,
          Port Saint Lucie, FL
          34952
Common    Diane Mullins           2,741,998         8.36%
          8454 Brand Lane
          Penngrove, CA 94951

b) Security Ownership of Management



Title of  Name and Address of     Amount and        Percent of Class
Class     Beneficial Owner        Nature of
                                  Beneficial
                                  Ownership
Common    Alan R. & Sharon A.     4,278,201         13.04%
          Kipnis
          20529 Dumont St.
          Woodland Hills, CA
          91364
Common    Rick Oldfield           6,663,102         20.31%
          1839 S.E. Port Saint
          Lucie Blvd.,
          Port Saint Lucie, FL
          34952
Common    All directors and       10,940,603.00     33.35%
          officers as a group (2
          individuals)

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information concerning the directors and executive officers of the Company follows:



Name / Address             Age  Position
Richard J. Oldfield        49   President /
                                Director
James W. Blake             40   Secretary / Treasurer
Alan R. Kipnis             50   Director

Richard J. Oldfield

Mr. Oldfield is the President and a Director of the Company, and has been since April, 1998. Mr. Oldfield has served as President of Treasure Coast Mortgage since 1987. Prior to his tenure with Treasure Coast Mortgage, Mr. Oldfield was a successful real estate broker, working with Walter Mortgage from 1985 to 1987, Draizin Realty from 1984 to 1985, Tardiff Realty from 1982 to 1983, and Kenny Rogers Realty from 1981 to 1982. Prior to that time he worked as a commercial fisherman from 1974 to 1980. He was a dean's list student at Broward Community College, where he attended at various times from 1967-1974, and was a sergeant in the U.S. army from 1968 to 1970, where he received the Bronze Star.

James W. Blake

Mr. Blake is the Secretary and Treasurer of the Company, and has served in those positions since April, 1998. Mr. Blake has served as President of American International Square, Ltd. since February, 1996. From March, 1989 through November, 1991, he was the Secretary of Taj & Blake International Trading Company. Both of these companies were general trading entities which located goods manufactured in the United States for overseas buyers. Mr. Blake is a member of Who's Who in Finance and Industry, and has received the "Good Citizenship Award" from the Daughters of the American Revolution, and the "God and Country Award" from the Boy Scouts of America.

Alan Kipnis

Mr. Kipnis is a Principal of Lee & Associates Commercial Real Estate Services - Los Angeles North, Inc. (a member of the Lee & Associates Group of Companies.) Prior to Lee & Associates, Mr. Kipnis was First Vice President with CB Commercial Real Estate Group (Coldwell Banker) for 18 years in Industrial/Office Sales and Leasing in the San Fernando Valley area of Los Angeles. Prior to that, he was President of Marketing for CPI Business Systems, and worked as Marketing Representative for IBM for eight years. He is a member of the American Industrial Real Estate Association
(AIR). Mr. Kipnis earned a Bachelors Degree in Mathematics from UCLA in 1969, and a Masters in Business from UCLA in 1971.

                  Prior Blank Check Experience

None of the officers or directors of the Company have any prior experience with blank check companies.

ITEM 6.   EXECUTIVE COMPENSATION

No compensation of directors or executive officers is paid or anticipated to be paid by the Company until an acquisition is completed. On acquisition of a target company, current management may resign and be replaced by persons associated with the business acquired, particularly if the Company participates in the target company by effecting a reorganization, merger, or consolidation. If any member of current management remains after effecting an acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business. That time commitment cannot be predicted prior to the acquisition. Compensation of management will be determined by the board of directors in place after the acquisition, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

ITEM 8.   DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 32,805,784 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

                         Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock, $0.01 par value per share, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The  Company  considers  it desirable  to  have  preferred  stock
available   to  provide  increased  flexibility  in   structuring
possible  future  acquisitions and  financings,  and  in  meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefor, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                 Shares Eligible for Future Sale

Of the issued and outstanding shares, 22,498,068 are subject to resale restrictions and, unless registered under the Securities Act or exempted under another provision of the Securities Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Securities Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least two years, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (approximately 43,000 as of the date of this statement) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

                             PART II

ITEM 1.   MARKET  PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS.

As of March 13, 1998, there were 32,805,784 issued and outstanding shares of the Registrant's common stock. Of these, 22,498,068 are restricted. There are 579 shareholders of the common stock. There is no active market for the registrant's securities.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

ITEM 2.   LEGAL PROCEEDINGS

The Company and its directors have instituted action for a declaratory judgment concerning a contract with Leann Gibbs, an individual resident in Ontario, Canada. The Complaint was filed in the Nineteenth Judicial Circuit Court, in and for St. Lucie County, Florida, as Case No. 98-736CA03. Ms. Gibbs and the Company had entered into a contract pursuant to which she would transfer to the Company her interest in a number of mica mines, in exchange for stock in the Company. The Company was to then pursue a business in mining the mica and selling the raw material to companies that would process it. The agreement with Ms. Gibbs was never consummated, and the parties, after much discussion, agreed to withdraw from the agreement. The Company has instituted the action to declare the agreement void, simply to protect itself from a later breach of contract action.

ITEM 3.   CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

The Company has not issued or sold any unregistered securities in the previous three years.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

                            PART F/S

The financial statements and supplemental data required by this Part F/S include the following:

          Reports of Independent Auditor, Kurt D. Saliger, CPA, dated April 28, 1998.

          Balance Sheet as of June 30, 1998 (unaudited), December
            31, 1997, and December 31, 1996.

          Statement  of Operation for the period January 1,  1998
            through  June 30, 1, 1998 (unaudited) and January  1,
            1997  through  June  30, 1997, and  the  years  ended
            December 31, 1997, and December 31, 1996.

          Statement of Stockholders' Equity.

          Statement of Cash Flows for the period January 1,  1998
            through  June  30, 1998 (unaudited)  and  January  1,
            1997  through  June  30, 1997, and  the  years  ended
            December 31, 1997, and December 31, 1996.

          Notes to Financial Statements

Robert J. Boyer, CPA, PA 11379 N.W. 20th Drive, Coral Springs,
Florida 33071

To the Board of Directors and Stockholders of: Fuji Electrocell Corporation
(A Development Stage Company)

I have audited the accompanying balance sheet of Fuji Electrocell Corporation as of December 31, 1998, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuji Electrocell Corporation at December 31, 1998, and the results of its operations, retained earnings, and its cash flows for the year then ended in conformity with generally accepted accounting principles.

     /s/ Robert J. Boyer, CPA
     Robert J. Boyer, CPA
     Coral Springs, FL
     April 30, 1999

Robert J. Boyer, CPA, PA 11379 N.W. 20th Drive, Coral Springs,
Florida 33071

To the Board of Directors and Stockholders of: Fuji Electrocell Corporation
(A Development Stage Company)

I have compiled the accompanying balance sheet of Fuji Electrocell Corporation as of March 31, 1999, and the related statements of income, retained earnings and cash flows for the three months then ended in accordance with Statements on
Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly I do not express an opinion or any other form of assurance on them.

     /s/ Robert J. Boyer, CPA
     Robert J. Boyer, CPA
     Coral Springs, FL
     May 4, 1999

                  FUJI ELECTROCELL CORPORATION
                  (A Development Stage Company)
                          BALANCE SHEET



                            3/31/99           1998              1997

          ASSETS
CURRENT ASSETS
Cash                         $0                $0                $0
TOTAL CURRENT ASSETS        $0                $0                $0
PROPERTY AND EQUIPMENT
Fixed Assets                 $0                $0                $0
TOTAL PROPERTY AND          $0                $0                $0
EQUIPMENT
OTHER ASSETS
Other Assets Items           $0                $0                $0
TOTAL ASSETS                $0                $0                $0

     LIABILITIES AND
   STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable             $20,858           $20,858           $20,858
TOTAL CURRENT LIABILITIES   $20,858           $20,858           $20,858
LONG-TERM DEBT              $0                $0                $0
STOCKHOLDERS' EQUITY
Common Stock, $.001 par      $32,806           $32,806           $32,806
value
authorized 50,000,000
shares issued and
outstanding
 32,805,784 shares
Additional Paid In Capital  $17,194           $17,194           $17,194
Deficit Accumulated During  ($70,858)         ($70,858)         ($70,858)
Development Stage
TOTAL STOCKHOLDERS' EQUITY  ($20,858)         ($20,858)         ($20,858)
TOTAL LIABILITIES AND       $0                $0                $0
STOCKHOLDERS' EQUITY

                  FUJI ELECTROCELL CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF OPERATIONS



                           Three      1998       1997
                           months
                           ended
                           3/31/99
INCOME

Revenue                     $0         $0         $0
TOTAL INCOME               $0         $0         $0
EXPENSES
General and Administrative  $0         $0         $0
TOTAL EXPENSES
NET PROFIT (LOSS)          $0         $0         $0
NET PROFIT (LOSS) PER      $0.00      $0.00      $0.00
SHARE
AVERAGE NUMBER OF SHARES   32,805,78  32,805,78  32,805,78
OF COMMON STOCK            4          4          4
OUTSTANDING

                  FUJI ELECTROCELL CORPORATION
                  (A Development Stage Company)
                STATEMENT OF STOCKHOLDER'S EQUITY



                  Number of Shares  Dollar Amount     Paid in Capital   Accumulated Deficit
Balance January   32,805,784        $32,806           $17,194           (70,858)
1, 1997
Net Income                                                              $0
Year Ended
12/31/97
Balance 12/31/97  32,805,784        $32,806           $17,194           (70,858)
Net Income                                                              $0
Year Ended
12/31/98
Balance 12/31/98  32,805,784        $32,806           $17,194           (70,858)
Net Income                                                              $0
Three months
Ended 3/31/99
Balance 3/31/99   32,805,784        $32,806           $17,194           (70,858)

                  FUJI ELECTROCELL CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS


                           Three months      1998              1997
                           ended 3/31/99
CASH FLOWS FROM
OPERATIONS
Net (Loss)                  $0                $0                $0
CASH PROVIDED FROM         $0                $0                $0
INVESTING ACTIVITIES
CASH PROVIDED FROM         $0                $0                $0
FINANCING ACTIVITIES
Net increase in cash        $0                $0                $0
Cash, Beginning of Period  $0                $0                $0
Cash, End of Period        $0                $0                $0

                  FUJI ELECTROCELL CORPORATION
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 1998

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND COMPANY HISTORY

The Company was organized in 1988 under the laws of the State of Nevada. The Company has no operations, has had no significant operations since January 1, 1996, and under generally accepted accounting standards is considered a development stage company.

The Company has adopted the accrual method of accounting as its only accounting policy at this time.

BASIC YEARLY MINIMUM EXPENSES

Even though the Company has had no revenues, there were some basic expenses throughout the year that had to be paid. These were paid by some of the Company's management, with no expectation of being reimbursed, and accordingly no notes payable from the Company to these managers had been set up on the books as of December 31, 1998.

GOING CONCERN ISSUES

The Company has no operations, with any future operations not clearly defined at this time. However, the Company has no revenues and without revenues or expected revenues in the near future, the Company is unlikely to be able to continue in business as a going concern. It is management's plan to continue to fund the Company's basic yearly requirements personally, with hopes of obtaining future capital and future business operations.

STOCK STRUCTURE

Future capital funding of the Company can be acquired through either the issuance of the remaining common stock, or the initial issuance of the preferred stock authorized by the State of Nevada.

REGULATORY FILINGS

The Company has filed a 10-SB report with the SEC in 1998, and is presently preparing a current 10-SB to be filed during the second quarter of 1999. All required State and Federal filings are current as of the Balance Sheet date.

LEGAL PROCEEDINGS

The Company is a plaintiff in a legal action regarding a Canadian Company which has agreed to withdraw from a contract with the Company. The Company has instituted this action to declare this agreement void, so that they cannot be later sued for breach of contract. Legal counsel does not anticipate any adverse action against the Company as a result of this action.

SIGNIFICANT OWNERSHIP

Of the total amount of shares outstanding, 16,873,914 are owned by three different individuals and one Securities Trust Company.
Not any of these individually control the Company with more than 50% of the voting power of the Common shares.

                            PART III

INDEX TO EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Fuji Electrocell Corporation



                           By:                           /s/
                              Richard J. Oldfield
                              Richard J. Oldfield, President